EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Taxes	$282,865	$195,613	$166,801	$201,263	$210,898
Fixed Charges (as below)	151,874	178,067	225,573	215,640	217,500
Total Earnings	$434,739	$373,680	$392,374	$416,903	$428,398

FIXED CHARGES
Interest Expense	$129,106	$165,405	$209,733	$202,426	$207,649
Credit for Allowance for Borrowed Funds Used During Construction	17,668	6,962	9,040	6,014	2,251
Estimated Interest Element in Lease Rentals	5,100	5,700	6,800	7,200	7,600
Total Fixed Charges	$151,874	$178,067	$225,573	$215,640	$217,500

Ratio of Earnings to Fixed Charges	2.86	2.09	1.73	1.93	1.96